UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                    .
Commission file number 1-12552
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE TALBOTS, INC. RETIREMENT SAVINGS VOLUNTARY PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Talbots, Inc.
One Talbots Drive
Hingham, Massachusetts 02043

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 and 2007:

Statements of Net Assets Available for Benefits	- 2 -

Statements of Changes in Net Assets Available for Benefits	- 3 -

Notes to Financial Statements	4-10

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2008 —	- 11-

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	- 12 -

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

Ex-23.1 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator of and Participants in
The Talbots, Inc. Retirement Savings Voluntary Plan:
We have audited the accompanying statements of net assets available for benefits of The Talbots, Inc. Retirement Savings Voluntary Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 4 to the financial statements, the financial statements include investments valued at $28.6 million (24% of net assets) as of December 31, 2008, respectively, whose fair values have been estimated by management in the absence of readily determinable fair values. Management’s estimates are based on information provided by the fund managers.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Boston, Massachusetts
June 26, 2009

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Cash	$141	$52,771

Participant-directed investments — at fair value:	116,977,568	171,866,282

Receivables:
Due from broker for investments sold	277,727	53,204,577
Dividends and interest	—	52,771

Total receivables	277,727	53,257,348

Total assets	117,255,436	225,176,401

LIABILITIES:
Payable to broker for investments purchased	330,504	53,376,096
Accrued administrative expenses	65,843	2,976
Excess contributions payable	126,799	176,463

Total liabilities	523,146	53,555,535

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	116,732,290	171,620,866
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	1,935,866	—

NET ASSETS AVAILABLE FOR BENEFITS	$118,668,156	$171,620,866

See notes to financial statements.

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CONTRIBUTIONS:
Employer	$3,898,033	$3,754,296
Employee	12,316,836	12,174,496
Rollover	403,704	441,743

Total contributions	16,618,573	16,370,535

INVESTMENT ACTIVITY:
Dividend and interest income	3,301,696	8,698,455
Net depreciation in fair value of investments	(54,295,867)	(902,144)

Total investment activity	(50,994,171)	7,796,311

DEDUCTIONS:
Benefit payments	(18,353,398)	(11,585,838)
Administrative expenses	(223,714)	(153,143)

Total deductions	(18,577,112)	(11,738,981)

NET (DECREASE) INCREASE	(52,952,710)	12,427,865

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	171,620,866	159,193,001

End of year	$118,668,156	$171,620,866

See notes to financial statements.

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
1.	DESCRIPTION OF THE PLAN

The following brief description of The Talbots, Inc. Retirement Savings Voluntary Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document for more complete information.

General Information — The Plan is a defined contribution 401(k) plan established by The Talbots, Inc. (the “Company”) on January 1, 1989, amended and restated effective as of January 1, 1997, and subsequently amended and restated effective January 1, 2008 for the employees of the Company. Beginning on April 1, 2007, Wachovia Bank, N.A. (“Wachovia”) became the trustee and recordkeeper of the Plan. Prior to April 1, 2007, Ameriprise Trust Co. (“ATC”) Retirement Services, formerly American Express Trust Co. Retirement Services, served as both trustee and recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility — All employees of the Company are eligible to participate in the Plan on their date of hire provided they are at least 18 years of age, unless the employee is a leased employee, or a temporary or seasonal employee.

Employee Contributions — Beginning on January 1, 2008, participants may contribute in whole percentages up to 60% of their eligible compensation as defined, subject to Internal Revenue Code (the “Code”) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants who are ages 50 and older are permitted to make additional catch-up contributions. Participants may also make contributions from after-tax dollars by entering into a compensation reduction authorization agreement provided the combination of both pre-tax and after-tax contributions does not exceed 60% of their compensation. Prior to January 1, 2008, participants could contribute in whole percentages up to 50% of their eligible compensation as defined, subject to the Code limitations and also make contributions from after-tax dollars provided that total contributions from both pre-tax and after-tax dollars did not exceed 50% of their compensation.

Employer Contributions — Prior to February 20, 2009, the Company made matching contributions at its discretion, calculated and recorded as of the last day of a payroll period. Beginning January 1, 2008, participants were eligible to receive matching contributions following the completion of one year of service. After-tax contributions are not subject to matching contribution. The Company’s matching contribution for each payroll period during the year ended December 31, 2008 and 2007 was 50% of the participant contribution up to 6% of the participant’s eligible compensation. Effective February 20, 2009, the Company has announced that it will discontinue its contributions to the Plan indefinitely.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and any Company discretionary matching contributions and adjusted for gains and losses based on the investment performance of a participant’s account, less any withdrawals and distributions. The participant will be entitled to a benefit equal to his or her vested account balance.

Vesting — All participant contributions are 100% vested. Company contributions vest 20% after each year of service according to a five-year vesting schedule.

Forfeitures — Forfeitures generated from Company contributions are first applied to restore previously forfeited accounts where the participant is re-employed within a certain time after termination, second applied against administrative expenses, and third to reduce Company contributions. At December 31, 2008 and 2007, forfeited nonvested accounts totaled $60,741, and $196,609, respectively. These accounts will be applied against Plan administrative expenses and to reduce Company contributions. During the years ended December 31, 2008 and 2007, forfeitures of $85,576 and $133,553, respectively, were used to pay administrative expenses. The Company elected not to reduce the amount of its contributions in 2008 and 2007.

Investment Options and Investments — Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan. Participants may change their investment options at any time. As of December 31, 2008, the Plan offered more than twenty diversified investments in mutual funds, one common/collective trust, a commingled pooled fund (the PIMCO Total Return Fund), and a Company common stock fund as investment options for participants.

Benefit Arrangements — The Plan provides for the payment of participant account balances to participants who have reached the normal retirement age of 65. A participant may also choose to withdraw his or her vested account balance upon attainment of the early retirement age or age 59-1/2. If the participant’s service with the Company terminates, the participant may elect to receive his or her vested account balance as soon as possible following termination of employment. Distributions will be made in a lump sum, provided that no payment may be made without the participant’s consent, if such payment would be in excess of certain amounts designated in the Plan document. Participants may elect to take distributions from the Company common stock fund in the form of whole shares of Company common stock.

Upon approval by the Plan Administrator, participants may withdraw from their employee pretax contributions (after first exhausting all other assets reasonably available) in order to satisfy certain immediate and heavy financial needs. There is no minimum dollar amount for a hardship withdrawal, and the number of hardship withdrawals allowed per year is unlimited. Participant deferrals are suspended for a period of six months after obtaining a hardship withdrawal.

Participant Loans — Participants may borrow from their accounts up to 50% of the vested value of their accounts. The minimum loan amount is $500 and the maximum loan amount is $50,000. A participant may only have one outstanding loan at a time. Loan terms range from one to five years or up to ten years for the purpose of purchasing a primary residence and are secured by the balance in the participant’s account. Interest rates are charged at current market rates. As of December 31, 2008, interest rates on outstanding loans range from 5.0% to 10.5%. Principal and interest is paid ratably through payroll deductions. As of December 31, 2008, terms on the loans ranged from approximately two months to ten years.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Risks and Uncertainties — The Plan invests in various securities including mutual funds, common/collective trusts and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation — The investments of the Plan are stated at fair value. Shares of mutual funds and The Talbots, Inc. common stock are valued at quoted market prices, which represent the net asset values of shares in these funds held by the Plan at year-end. Investments in the pooled commingled fund are valued at the fair value of the underlying investments. Common/collective trust funds including the RVST Income Fund II, are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value.

The RVST Income Fund II is a stable value fund comprised of shares in the RiverSource Trust Collective Investment Funds for Employee Benefit Trusts Income Fund I (“Fund I”). Fund I may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less losses, less participant withdrawals.

In accordance with Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through The RVST Income Fund II, a common collective trust. The Statements of Net Assets Available for Benefits present the fair value of the investment in the common/collective trust in participant-directed investments, and an additional line is presented representing the adjustment from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Participant loans are valued at the outstanding loan balance which approximates fair value.

The financial statements reflect the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS No. 157”), as of January 1, 2008 (see Note 4). SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The adoption of SFAS 157 had no impact on the statement of net assets available for benefits and statement of changes in net assets available for benefits.

Contributions — Participants’ contributions are recorded on a weekly basis. Rollover contributions are recorded when submitted to the recordkeeper. Company matching contributions are recorded as of the last day of a payroll period.

Income and Expenses — The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Certain expenses incurred in administering the Plan, including those necessary for the administration of the trust, are paid out of the principal or income of the trust unless paid by the Company at its sole discretion. Management fees and expenses charged to the Plan for investments in the mutual funds and common/collective trusts are deducted from income earned by these investments on a daily basis and are not separately reflected in the accompanying financial statements. Consequently, management fees and expenses are reflected as a reduction of investment return for such investments.

Benefit Payments — Benefit payments to participants are recorded when paid.

3.	INVESTMENTS

The following investments represented five percent or more of the Plan’s net assets available for benefits at fair value as of December 31, 2008 and December 31, 2007:

	2008		2007
American Balanced Fund	$18,067,625		$26,048,994
Davis New York Venture Fund (Class A)	7,776,978		15,425,400
Fidelity Spartan U.S. Equity Index Fund	22,298,769		39,684,469
Fidelity Value Fund	*	*	13,520,108
Janus Overseas Fund	10,433,217		26,433,049
PIMCO Total Return Fund *	11,856,752		10,049,079
RVST Income Fund II	24,830,130		24,361,086

*	Pooled commingled fund.

**	At December 31, 2008, the Plan’s investment did not represent five percent of the Plan’s net assets available for benefits at fair value.
During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

Mutual funds	$(51,438,380)
Pooled commingled fund	471,610
Common Stock — The Talbots, Inc.	(4,440,697)
Common/collective trust	1,111,600

Net depreciation in fair value of investments	$(54,295,867)

4.	FAIR VALUE MEASUREMENT

In accordance with SFAS 157, the Plan classifies its investments into one of three levels based on the inputs used in the valuation. These levels include:

•	Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•	Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•	Level 3, which refers to securities valued based on significant unobservable inputs.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008.

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual Funds	$74,569,278			$74,569,278
Common Stock — The Talbots, Inc.	1,964,738			1,964,738
Pooled commingled fund		11,856,752		11,856,752
Common collective trust			24,830,130	24,830,130
Participant loans			3,756,670	3,756,670

Total investment assets at fair value	$76,534,016	$11,856,752	$28,586,800	$116,977,568

The following table sets forth information summarizing the changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

	Loans to	Common/
	Participants	Collective Trust
Beginning balance	$4,129,405	$24,361,086
Purchases, sales, issuances, and settlements, net	(372,735)	(642,556)
Realized gains/(losses)	—	259,647
Unrealized gains/(losses)	—	851,953

Ending balance	$3,756,670	$24,830,130

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common/collective trusts and mutual funds that are managed by Wachovia, the trustee of the Plan. These transactions qualify as party-in-interest transactions. Participant loans are also considered to be party-in-interest transactions. Fees paid by the Plan to Wachovia for management services were included as a reduction of the return earned for each fund. Additionally, fees paid by the Plan to Wachovia for recordkeeping services were $26,251 and $28,295 for the years ended December 31, 2008 and 2007, respectively.

At December 31, 2008 and 2007, the Plan held 822,066 and 492,696 shares, respectively, of common stock of the Company, with a fair value of $1,964,738 and $5,823,622, respectively. Participants direct their investment allocation and may elect to invest up to 50% of their contributions in Company stock. During the years ended December 31, 2008 and 2007, the Plan recorded dividend income of $319,415 and $239,818, respectively, from common stock of the Company.

6.	PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts. In February 2009, the Company decided to suspend its matching contributions indefinitely.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated May 28, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax exempt. Therefore, no provision for income tax has been included in the Plan’s financial statements.

8.	VOLUNTARY CORRECTION PROGRAM

During 2007, the Company discovered that the Plan was not amended on a timely basis for interim amendments pursuant to section 5 of Revenue Procedure 2005-66. The Company adopted amendments required to correct the failure identified above on January 22, 2007. The Company has implemented procedures to ensure that future plan amendments are adopted on a timely basis.

The Company filed a Voluntary Correction Program (“VCP”) submission with the IRS, which further details these matters and the Company’s proposal for correcting them. The corrections were approved by the IRS on March 24, 2008, and the Company has implemented such corrections.

None of these items has a material impact on the Plan’s net assets available for benefits, and as a result of the VCP filing the Company does not expect these failures to affect the Plan’s tax status.

9.	EXCESS CONTRIBUTIONS PAYABLE

The amount contributed to the Plan from highly compensated employees in excess of the IRS-approved limit was $126,799 and $176,463 in 2008 and 2007, respectively. This amount is reflected as excess contributions payable in the accompanying statements of net assets available for benefits. All such amounts were refunded to the participants within the time allowed by the IRS.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and investments per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$118,668,156	$171,620,866
Cumulative deemed loans (principal) on the Form 5500	(17,654)	(23,678)

Net assets available for benefits per the Form 5500	$118,650,502	$171,597,188

	2008	2007
Investments per the financial statements	$116,977,568	$171,866,282
Adjustment from fair value to contract value	1,935,866	—
Cumulative deemed loans (principal) on the Form 5500	(17,654)	(23,678)

Investments per the Form 5500	$118,895,780	$171,842,604

The following is a reconciliation of the Plan’s net income as reported in Form 5500 to net (decrease) increase in net assets available for benefits per the financial statements for the years ended December 31, 2008 and 2007:

	2008	2007
Net (loss) income per Form 5500	$(52,946,686)	$12,441,847
Forgiven loan balance adjusted on 5500	339	—
Loans shown as deemed loans on the Form 5500	(6,917)	(3,755)
Deemed loans offset by total distributions	518	(10,178)
Interest on deemed loans	36	(49)

Net (decrease) increase in net assets available for benefits per the financial statements	$(52,952,710)	$12,427,865

*****

SUPPLEMENTAL SCHEDULE

THE TALBOTS, INC.
RETIREMENT SAVINGS VOLUNTARY PLAN
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2008

		(c) Description of investment including
	(b) Identity of issue, borrower,	maturity date, rate of interest,	(d) Cost	(e) Current
(a)	lessor, or similar party	collateral, par, or maturity value	**	value
	American Balanced Fund	Mutual Fund		$18,067,625
	American EuroPacific Growth Fund	Mutual Fund		588,501
	Brandywine Blue Fund Inc.	Mutual Fund		2,041,467
	Columbia Smallcap Value I Fund	Mutual Fund		1,572,826
	Davis New York Venture Fund (Class A)	Mutual Fund		7,776,978
	Evergreen Inst Money Market Fund	Mutual Fund		95,565
	Fidelity Equity-Income Fund	Mutual Fund		95,853
	Fidelity Freedom 2000	Mutual Fund		49,040
	Fidelity Freedom 2005	Mutual Fund		23,520
	Fidelity Freedom 2010	Mutual Fund		369,628
	Fidelity Freedom 2015	Mutual Fund		579,336
	Fidelity Freedom 2020	Mutual Fund		1,136,583
	Fidelity Freedom 2025	Mutual Fund		225,095
	Fidelity Freedom 2030	Mutual Fund		718,022
	Fidelity Freedom 2035	Mutual Fund		299,351
	Fidelity Freedom 2040	Mutual Fund		203,594
	Fidelity Freedom 2045	Mutual Fund		118,082
	Fidelity Freedom 2050	Mutual Fund		65,153
	Fidelity Freedom Income Fund	Mutual Fund		269,386
	Fidelity Growth Company Fund	Mutual Fund		736,491
	Fidelity Mid-Cap Stock	Mutual Fund		278,507
	Fidelity Spartan U.S. Equity Index	Mutual Fund		22,298,769
	Fidelity Value Fund	Mutual Fund		5,649,874
	Janus Overseas Fund	Mutual Fund		10,433,217
	Lazard Emerging Markets Fund	Mutual Fund		645,864
	Royce Low-Priced Stock Fund	Mutual Fund		230,951
	PIMCO Total Return Fund	Pooled Commingled Fund		11,856,752
*	RVST Income Fund II	Common Collective Trust		24,830,130
*	The Talbots, Inc.	Common Stock		1,964,738
*	Participant Loans	Participant Loans ( maturing March 2009 - July 2018 at interest rates of 5.0% to 10.5%)		3,756,670

	TOTAL INVESTMENTS AT FAIR VALUE			116,977,568
	Adjustment from fair value to contract value for fully benefit-responsive investment contracts			1,935,866

	INVESTMENTS ADJUSTED TO CONTRACT VALUE			$118,913,434

*	A party-in-interest as defined by ERISA.

**	Cost information is not required for participant directed investments and therefore is not included.

Exhibit Index

Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

13

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE TALBOTS, INC. RETIREMENT SAVINGS VOLUNTARY PLAN
Date: June 26, 2009	By:	/s/ Ruthanne Russell
Ruthanne Russell
Senior Vice President, Human Resources The Talbots, Inc. Benefits Plans Administrative Committee Member

	By:	/s/ Carol Stone
Carol Stone
Senior Vice President, Finance The Talbots, Inc. Benefits Plans Administrative Committee Member

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